UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark	One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Fleet (Formerly FleetBoston Financial Savings Plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

THE BANK OF AMERICA 401(k) PLAN

FOR LEGACY FLEET

(FORMERLY FLEETBOSTON FINANCIAL SAVINGS PLAN)

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Index to Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-19

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets	20-24

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan):

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Fleet (Formerly FleetBoston Financial Savings Plan) (the Plan), as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 15, 2007

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value (Notes 1 and 2)
Bank of America Corporation Common Stock (Notes 3 and 8)	$962,262,332	$925,125,531
Common stock	2,569	—
Investment contracts (Notes 2 and 5)	674,256,593	679,123,422
Collective Investment funds	20,662,709	21,245,444
Columbia Fund investments (Notes 3 and 8)
Money market	24,316,149	46,178,781
Fixed income	99,283,836	113,700,370
Equity	645,696,718	563,778,558
Mutual funds	1,311,899,362	1,203,722,953
Other investments	31,860,488	30,923,486

Total investments	3,770,240,756	3,583,798,545

Cash	—	1,270
Accrued dividends and interest receivable	1,383,540	145,173
Employer contribution receivable	3,396,636	4,394,738
Employee contribution receivable	3,160,314	—
Due from broker for securities sold but not yet delivered	—	5,335,604
Transfer due from MBNA Corporation 401(k) Plus Savings Plan merger (Note 11)	891,750,300	—
Transfer due from the Nexstar Financial Corporation 401(k) Plan merger (Note 11)	15,764,711	—
Other receivable	740,301	—

Total assets	4,686,436,558	3,593,675,330

Liabilities

Due to broker for securities purchased	5,125,953	265,055
Other payable	22,500	—

Total liabilities	5,148,453	265,055

Net assets reflecting all investments at fair value	4,681,288,105	3,593,410,275

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	6,362,688	7,179,343

Net assets available for benefits	$4,687,650,793	$3,600,589,618

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment income
Interest	$35,147,103	$427,519
Dividends
Bank of America Corporation Common Stock	39,173,003	39,432,695
Other common stock	50	10,367
Investment income from Columbia Fund investments	38,677,772	21,335,675
Investment income from other mutual funds	77,872,174	85,577,967
Other	171,316	1,167
Net appreciation in fair value of investments (Note 6)	266,948,169	16,768,829

Total investment income	457,989,587	163,554,219

Contributions
Employees	120,419,919	130,616,788
Employer	59,459,962	66,896,087

Total contributions	179,879,881	197,512,875

Total additions	637,869,468	361,067,094

Benefits paid to plan participants	457,498,188	457,524,099
Other expense	22,479	—
Trustee and administrative fees (Note 2)	802,637	583,406

Total deductions	458,323,304	458,107,505

Net increase (decrease) before mergers and transfers	179,546,164	(97,040,411)

Transfer from MBNA Corporation 401(k) Plus Savings Plan (Note 11)	891,750,300	—
Transfer from Nexstar Financial Corporation 401(k) Plan (Note 11)	15,764,711	—
Transfer from Fitzmaurice 401(k) Profit Sharing Plan (Note 1)	—	1,384,580
Transfer from Progress Financial Corporation 401(k) Plan (Note 1)	—	82,956

Net increase (decrease)	1,087,061,175	(95,572,875)

Net assets available for benefits
Beginning of year	3,600,589,618	3,696,162,493

End of year	$4,687,650,793	$3,600,589,618

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Fleet (Formerly FleetBoston Financial Savings Plan) (the Plan), is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of applicable Plan provisions.

Plan Sponsor and Participating Employers

Bank of America Corporation (the Corporation) is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan sponsored by the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

For 2006, the Plan provides participants with 19 investment alternatives. These investment alternatives are the Stable Asset Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and 17 investment alternatives that invest, respectively, in the following mutual funds: the Columbia Large Cap Value Fund, the Columbia Core Bond Fund, the Columbia Large Cap Index Fund, Columbia Multi-Advisor International Equity Fund, the Columbia

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Investment Alternatives

Marsico Focused Equities Fund, the Columbia Small Cap Index Fund, the Columbia Mid Cap Index Fund, the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio, the Columbia LifeGoal® Growth Portfolio, the Batterymarch U.S. Small Cap Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio.

Prior to 2006 there were 16 investment alternatives as follows: T. Rowe Price Mid Cap Growth Fund, Fidelity Diversified International Fund, Batterymarch US Small Cap Equity Fund, Columbia Large Cap Value Fund, Columbia Core Bond Fund, Columbia Large Cap Index Fund, Bank of America Corporation Common Stock Fund, The Stable Asset Fund, AIM Basic Balanced Fund, Dodge & Cox Balanced Fund, Columbia Conservative High Yield Fund, Columbia Large Cap Growth Fund, MFS Massachusetts Investor Growth Stock Fund, Lord Abbett Mid Cap Value Fund, Templeton Foreign Fund, Fidelity Advisor Institutional Equity Income Fund, and a self directed brokerage account which was closed to new investments.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Plan Trustees

Effective June 13, 2005, Bank of America, N.A. became the trustee as a result of the merger with Fleet National Bank. Prior to June 13, 2005, Fleet National Bank, a subsidiary of the Corporation, served as trustee for the Plan. During 2005, the Plan had additional custody agreements with AMVESCAP National Trust Company and State Street Bank and Trust Company. Effective December 29, 2005, these custody agreements were terminated and Bank of America, N.A. became the trustee and custodian of all Plan investments.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses, or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2006 and 2005 were limited to $15,000 and $14,000, respectively, for participants who are below age 50. Additional contributions of $5,000 in 2006 and $4,000 in 2005 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $59,459,962 and $66,896,087 for 2006 and 2005, respectively.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code, disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 6.0% to 11% and 4.0% to 11.0% for loans held by the Plan during 2006 and 2005, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan the repayment period can be up to 180 months.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan (Continued)

Mergers and Transfers Activity

MBNA Corporation merged with the Corporation effective January 1, 2006.

Effective March 31, 2005, Fitzmaurice & Company LLC 401(k) Profit Sharing Plan (Fitzmaurice Plan) merged into the Plan. Assets transferred into the Plan associated with this merger were $1,384,580. Each participant of the Fitzmaurice Plan became a Plan participant on April 1, 2005 if the participant had not previously enrolled as an eligible employee.

Effective December 13, 2004, the Progress Financial Corporation 401(k) Plan was merged into the Plan. During 2005, additional assets transferred into the Plan associated with this merger were $82,956.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Mutual funds are valued at the net asset value of the fund units owned.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A., the Trustee, a wholly-owned indirect subsidiary of the Corporation.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies (Continued)

Participant loans are valued at cost, which approximates market as determined in good faith by Bank of America, N.A., the Trustee.

Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see note 5: Investment Contracts).

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by Bank of America, N.A., the Trustee.

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies (Continued)

Investment Management

The Plan provides 19 investment alternatives to participants. Some of these investment alternatives are primarily invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Asset Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2006. Investments at December 31, 2006 and 2005 that represent 5% or more of the Plan’s net assets available for benefits include the following:

2006
Bank of America Corporation Common Stock	$962,262,332
Columbia Large Cap Value Fund	224,886,696
Columbia Mid Cap Index Fund	197,787,229
Growth Fund of America	235,736,969
Dodge & Cox Stock Fund	496,546,391
Fidelity Diversified International Fund	248,605,165

2005
Bank of America Corporation Common Stock	$925,125,531
Columbia Large Cap Value Fund	209,688,291
Dodge & Cox Balanced Fund	318,470,147
Fidelity Advisor Institutional Equity Income Fund	204,699,893

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.85% and 4.92%, respectively for 2006 and 4.39% and 4.51%, respectively, for 2005. The average yield credited to participants was 4.80% and 4.34% for 2006 and 2005 respectively. The fair market values of these investment contracts reported in aggregate for the Stable Asset Fund were $704,650,831 and $742,866,013 as of December 31, 2006 and 2005, respectively.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

The Stable Asset Fund contains Traditional, Separate Account Fixed Maturity Synthetic, and Constant Duration Synthetic Guaranteed Investment Contracts. These are described below.

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

a)	Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

b)	Employer communications designed to induce participants to transfer from the fund;

c)	Competing fund transfer or violation of equity wash or equivalent rules in place;

d)	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

	2006
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract
Guaranteed Investment Contracts
Genworth Life	AA-/Aa3	$6,874,379	$—	$648
Hartford Life Insurance Company	AA-/Aa3	13,727,168	—	—
MetLife Insurance Company	AA/Aa2	8,214,437	—	1,115
New York Life	AA+/Aaa	4,530,568	—	880

Fixed Maturity Synthetic
Monumental Life Insurance Company	AAA/Aaa	82,848,474	9,222	1,175,814
Rabobank	AAA/Aaa	11,818,609	2,267	204,175
Royal Bank Of Canada	AAA/Aaa	34,487,626	20,646	556,649

Constant Duration Synthetic
AIG Financial Products	AA/Aa2	22,229,871	9,410	(228,936)
AIG Financial Products	AA/Aa2	12,265,556	5,547	82,174
AIG Financial Products	AAA/Aaa	33,933,950	33,893	509,313
AIG Financial Products	AA/Aa2	76,474,782	44,902	1,865,474
IXIS Financial Products, Inc.	AA+/Aa1	79,579,934	81,642	583,997
IXIS Financial Products, Inc.	AA/Aa2	11,251,697	3,393	78,959
J P Morgan Chase Bank	AA/Aa2	29,045,518	8,760	206,531
Pacific Life	AAA/Aaa	82,825,767	55,093	1,186,677
Rabobank	AA/Aa2	18,333,780	23,219	(251,111)
Rabobank	AAA/Aaa	12,511,428	8,324	180,244
Rabobank	AA/Aa2	24,788,206	11,214	176,729
Royal Bank Of Canada	AA-/Aa2	45,014,368	31,003	(319,717)
Transamerica	AA/Aa2	42,274,339	17,981	(231,726)
Transamerica	AAA/Aaa	20,845,750	13,870	303,212

Total Investment Contracts		673,876,207	380,386	6,081,101

Collective Investment Trusts
Mellon	AA+/Aa1	20,662,709	—	281,587

Columbia Fund Investment-Money Market
Columbia Cash Reserves, Capital Class		9,731,529	—	—

		$704,270,445	$380,386	$6,362,688

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

	2005
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract
Guaranteed Investment Contracts
GE Capital Insurance	AA-/Aa3	$8,475,328	$—	$1,055
GE Life and Annuity	AA-/Aa3	6,766,645	—	108,382
Hartford Life	AA-/Aa3	13,723,623	—	3,545
New York Life	AA+/Aa1	8,977,327	—	85,568
Pacific Life	AA/Aa3	5,567,233	—	(256)
Travelers Insurance Company	AA/Aa2	8,266,943	—	(51,392)

Fixed Maturity Synthetic
Monumental Life Insurance Company	AAA/Aaa	83,660,753	(62,404)	1,104,226
Rabobank	AAA/Aaa	11,875,607	(8,642)	248,119
Royal Bank of Canada	AA-/Aa2	43,120,799	(41,653)	(569,285)

Constant Duration Synthetic
AIG Financial Products	AA/Aa2	26,037,661	(10,670)	(399,058)
AIG Financial Products	AA/Aa2	11,713,709	(1,951)	124,251
AIG Financial Products	AA/Aa2	32,258,355	(11,885)	625,639
AIG Financial Products	AA/Aa2	72,272,621	(52,799)	2,717,571
IXIS Financial Products Inc	AAA/Aaa	76,003,034	(26,075)	539,455
IXIS Financial Products Inc	AAA/Aaa	10,746,203	(1,789)	109,211
J P Morgan Chase Bank	AA-/Aa2	27,738,826	—	281,236
Pacific Life	AA/Aa3	78,750,690	(28,977)	1,424,690
Rabobank	AAA/Aaa	22,313,952	(9,129)	(369,648)
Rabobank	AAA/Aaa	11,894,162	(13,139)	233,883
Rabobank	AAA/Aaa	23,676,877	—	272,204
Royal Bank of Canada	AAA/Aaa	35,297,266	—	620,847
Transamerica	AA/Aa3	40,456,268	(16,618)	(509,156)
Transamerica	AA/Aa3	19,822,562	(7,291)	357,835

Total Investment Contracts		679,416,444	(293,022)	6,958,922

Collective Investment Trusts
Mellon	AA+/Aa1	21,245,444	—	220,421

Columbia Fund Investment-Money Market
Columbia Cash Reserves, Capital Class		39,002,150	—	—
Columbia Government Reserves		3,494,997	—	—

Total Columbia Fund Investment-Money Market		42,497,147	—	—

		$743,159,035	$(293,022)	$7,179,343

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contracts (Continued)

Reconciliation of adjustment from fair value to contract value:

	2006	2005
Beginning balance	$7,179,343	$—
Increase (decrease) of fair value to contract value	(816,655)	7,179,343
Increase due to fully benefit responsive changes	—	—

Ending balance	$6,362,688	$7,179,343

6.	Net Appreciation in Fair Value of Investments

For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $266,948,169 and $16,768,829 respectively, as follows:

	2006	2005
Bank of America Corporation Common Stock	$134,852,792	$(18,570,590)
Common stock	(452,394)	136,080
Columbia Fund Investments:
Fixed Income	(1,032,940)	(2,575,957)
Equity	46,916,628	569,225
Mutual funds	83,728,688	19,866,256
Collective Investment Trust	—	17,343,815
Other investments	2,935,395	—

Net appreciation in fair value of investments	$266,948,169	$16,768,829

7.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

8.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

MCM and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. The investments held at December 31, 2006 and 2005 were as follows:

	2006	2005
Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$24,316,149	$38,873,378
Columbia Money Market Reserves	—	3,826,274
Columbia Government Reserves, Government Reserves	—	3,479,129

	24,316,149	46,178,781
Columbia Fund – Fixed Income
Columbia Core Bond Fund	99,283,836	113,700,370

	99,283,836	113,700,370
Columbia Fund – Equity
Columbia Mid Cap Index Fund	197,787,229	—
Columbia Multi-Advisor International Equity Fund	10,508,195	—
Columbia Large Cap Index Fund	165,636,650	169,506,971
Columbia Small Cap Index Fund	20,104,669	—
Columbia Large Cap Value Fund	224,886,696	209,688,291
Columbia Marsico Focused Equities Fund	13,351,046	—
Columbia Large Cap Growth Fund	—	166,169,272
Columbia Conservative High-Yield Fund	—	18,414,024
LifeGoal Balanced Growth Portfolio	4,752,129	—
LifeGoal Growth Portfolio	6,293,802	—
LifeGoal Income and Growth Portfolio	2,376,302	—

	645,696,718	563,778,558

Total Columbia Fund Family	$769,296,703	$723,657,709

At December 31, 2006 and 2005, the Plan held investments in the Bank of America Corporation Common Stock valued at $962,262,332 and $925,125,531, respectively.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

8.	Related Party Transactions (Continued)

For the years ended December 31, 2006 the Plan paid direct expenses to the Trustee totaling $127,964. Prior to 2006 there were no direct expenses paid to the Trustee from the Plan. Expenses paid to the Corporation and/or its affiliates by the Plan during the year ended December 31, 2005 were approximately $483,676.

9.	Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Committee believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan’s qualified status.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per financial statements	$4,687,650,793	$3,600,589,618
Benefit obligations payable	(522,802)	—

Net assets available for benefits per Form 5500	$4,687,127,991	$3,600,589,618

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:

	2006	2005
Benefits paid to plan participants per the financial statements	$457,498,188	$457,524,099
Add: Benefit obligations payable at end of year	522,802	—
Less: Benefit obligations payable at beginning of year	—	(2,480,576)

Benefits paid to plan participants per Form 5500	$458,020,990	$455,043,523

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

Notes to Financial Statements

December 31, 2006 and 2005

10.	Reconciliation to Form 5500 (Continued)

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Subsequent Events

•	Effective January 1, 2007, the Plan’s name was changed to the Bank of America 401(k) Plan for Legacy Fleet and MBNA.

•	Effective December 31, 2006 the MBNA Corporation 401(k) Plus Savings Plan and the Nexstar Financial Corporation

401(k) Plan were merged into the Plan. Total assets to be transferred to the Plan as of December 31, 2006 were $891,750,300 and $15,764,711, respectively.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Common Stocks
*	Bank of America Corporation	Common Stock	18,023,269	shares		$962,262,332

	Total Bank of America Corporation Common Stocks					962,262,332

	Aerovias De Mexico Sa	Common Stock	1,000	shares		26
	Aryt Inds Ltd Ord	Common Stock	1,000	shares		10
	Commerce One Inc	Common Stock	30	shares		4
	Consolidated Silver Tusk Mines Ltd	Common Stock	5,100	shares		153
	Corp Mexicana Aviacion Sa	Common Stock	28	shares		1
	Epresence Inc	Common Stock	100	shares		1
	Neurotech Dev Corp	Common Stock	24,545	shares		2
	NMC Inc	Common Stock	11,000	shares		77
	PCCW Ltd	Common Stock	1,390	shares		845
	Prime Cap Corp	Common Stock	1,000	shares		1
	Progress Energy Inc	Common Stock	50	shares		6
	Promotora Y Operadora De Infraestructura	Common Stock	12	shares		437
	Select Software Tools Ltd	Common Stock	10,000	shares		5
	Tri-Lite Inc	Common Stock	1,119	shares		699
	Seagate Technology	Common Stock	300	shares		302

	Total Common Stocks					2,569

	Investment Contracts

	AIG Financial Products	Guaranteed Investment Contract 656151; 4.730%			$12,265,556
	AIG Financial Products	Wrapper Contract			5,547

	Total AIG Financial Products					12,271,103

*	Investments with parties-in-interest as defined under ERISA.

Column (d) cost was ommitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	AIG Financial Products	Guaranteed Investment Contract 656152; 5.040%	$33,933,950
	AIG Financial Products	Wrapper Contract	33,893

	Total AIG Financial Products			$33,967,843
	AIG Financial Products	Guaranteed Investment Contract 656150; 5.570%	22,229,871
	AIG Financial Products	Wrapper Contract	9,410

	Total AIG Financial Products			22,239,281
	AIG Financial Products	Guaranteed Investment Contract 656153; 4.740%	76,474,782
	AIG Financial Products	Wrapper Contract	44,902

	Total AIG Financial Products			76,519,684
	Genworth Life	Guaranteed Investment Contract GS-3905; 3.500%		6,874,379
	Hartford Life Insurance Company	Guaranteed Investment Contract 10709B; 4.650%		13,727,168
	IXIS Financial Products, Inc.	Guaranteed Investment Contract 1920-01; 5.070%	79,579,934
	IXIS Financial Products, Inc.	Wrapper Contract	81,642

	Total IXIS Financial Products Inc.			79,661,576
	IXIS Financial Products, Inc.	Guaranteed Investment Contract 1920-02; 4.710%	11,251,697
	IXIS Financial Products, Inc.	Wrapper Contract	3,393

	Total IXIS Financial Products Inc.			11,255,090
	J P Morgan Chase Bank	Guaranteed Investment Contract AFLEET401k; 4.710%	29,045,518
	J P Morgan Chase Bank	Wrapper Contract	8,760

	Total J P Morgan Chase Bank			29,054,278
	MetLife Insurance Company,	Guaranteed Investment Contract GR-19057; 5.080%		8,214,437
	Monumental Life Insurance Company	Guaranteed Investment Contract MDA00694TR; 4.620%	82,848,474
	Monumental Life Insurance Company	Wrapper Contract	9,222

	Total Monumental Life Insurance Company			82,857,696
	New York Life	Guaranteed Investment Contract GA-31983002; 3.550%		4,530,568
	Pacific Life Insurance Company	Guaranteed Investment Contract G26920.01.0001; 5.050%	82,825,767
	Pacific Life Insurance Company	Wrapper Contract	55,093

	Total Pacific Life Insurance Company			82,880,860
	Rabobank	Guaranteed Investment Contract FBF060201; 5.490%	18,333,780
	Rabobank	Wrapper Contract	23,219

	Total Rabobank			18,356,999

*	Investments with parties-in-interest as defined under ERISA.

Column (d) cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Rabobank	Guaranteed Investment Contract FBF060203; 4.580%			$24,788,206
	Rabobank	Wrapper Contract			11,214

	Total Rabobank					$24,799,420
	Rabobank	Guaranteed Investment Contract FBF060204; 4.110%			11,818,609
	Rabobank	Wrapper Contract			2,267

	Total Rabobank					11,820,876
	Rabobank	Guaranteed Investment Contract FBF060202; 4.980%			12,511,428
	Rabobank	Wrapper Contract			8,324

	Total Rabobank					12,519,752
	Royal Bank of Canada	Guaranteed Investment Contract FleetBoston02; 5.400%			45,014,368
	Royal Bank of Canada	Wrapper Contract			31,003

	Total Royal Bank of Canada					45,045,371
	Royal Bank of Canada	Guaranteed Investment Contract FleetBoston05; 4.680%			34,487,626
	Royal Bank of Canada	Wrapper Contract			20,646

	Total Royal Bank of Canada					34,508,272
	Transamerica	Guaranteed Investment Contract TDA77009TR; 5.480%			42,274,339
	Transamerica	Wrapper Contract			17,981

	Total Transamerica					42,292,320
	Transamerica	Guaranteed Investment Contract TDA77010TR; 5.060%			20,845,750
	Transamerica	Wrapper Contract			13,870

	Total Transamerica					20,859,620

	Total Investment Contracts					674,256,593

	Collective Investment Trust
	Mellon	Stable Value Pooled Fund	20,944,296	units		20,662,709

	Total Collective Investment Trust					20,662,709

*	Investments with parties-in-interest as defined under ERISA.

Column (d) cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Columbia Fund Investments - Money Market
*	Columbia	Cash Reserves, Capital Class	24,316,149	units	$24,316,149

	Total Columbia Fund Investments - Money Market				24,316,149

	Columbia Fund Investments - Fixed Income
*	Columbia	Core Bond Fund	9,410,790	units	99,283,836

	Total Columbia Fund Investments - Fixed Income				99,283,836

	Columbia Fund Investments - Equity
*	Columbia	Large Cap Index Fund	6,038,522	units	165,636,650
*	Columbia	Large Cap Value Fund	14,834,215	units	224,886,696
*	Columbia	LifeGoal Balanced Growth Portfolio	390,800	units	4,752,129
*	Columbia	LifeGoal Growth Portfolio	435,256	units	6,293,802
*	Columbia	LifeGoal Income & Growth Portfolio	219,014	units	2,376,302
*	Columbia	Marsico Focused Equities Fund	597,897	units	13,351,046
*	Columbia	Mid Cap Index Fund	16,373,115	units	197,787,229
*	Columbia	Multi-Advisory International Equity Fund	603,572	units	10,508,195
*	Columbia	Small Cap Index Fund	915,930	units	20,104,669

	Total Columbia Fund Investments - Equity				645,696,718

*	Investments with parties-in-interest as defined under ERISA.

Column (d) cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan for Legacy Fleet

(Formerly FleetBoston Financial Savings Plan)

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2006

( a )	( b )	( c )			( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Current Value
	Mutual Funds

	American Funds	Growth Fund of America	7,173,980	units	$235,736,969
	Batterymarch	U.S. Small Cap Fund	13,572,441	units	151,196,992
	Dodge & Cox	Stock Fund	3,235,673	units	496,546,391
*	Fidelity	Diversified International Fund	6,728,151	units	248,605,165
*	Fidelity	Real Estate Investment Portfolio	569,086	units	20,697,659
	Vanguard	Total Stock Market Index Fund - Institutional	581,287	units	19,821,884
	Western Asset	Core Bond Portfolio	12,283,448	units	139,294,302

	Total Mutual Funds				1,311,899,362

	Other Investments
	Leasing Solutions Inc Conv	Dtd 10/09/96 6.875%			150
*	Participant Loans	Interest rates range 6.000% to 11.500%			31,860,338

	Total Other Investments				31,860,488

	Total				$3,770,240,756

*	Investments with parties-in-interest as defined under ERISA.

Column (d) cost was omitted as all investments are participant-directed.

Exhibit Index

Exhibit No.
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.